UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 29, 2022 ( September 29, 2022)

Chardan NexTech Acquisition 2 Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40730	85-1873463
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

17 State Street, 21st Floor
New York, NY	10004
(Address of principal executive offices)	(Zip Code)

(646) 465-9000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Common Stock, $0.0001 par value, and three-quarters of one Redeemable Warrant	CNTQU	NASDAQ Capital Market
Common Stock, par value $0.0001 per share, included as part of the Units	CNTQ	NASDAQ Capital Market
Redeemable Warrants included as part of the Units, each exercisable for one share of Common Stock for $11.50 per share	CNTQW	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

Loan Agreement

As previously disclosed in our Current Report on Form 8-K, dated May 16, 2022, concurrently with the execution of the Business Combination Agreement, dated May 15, 2022, and as amended by the Amendment to the Business Combination Agreement, dated July 12, 2022 (as so amended, the “Business Combination Agreement”), by and among Chardan NexTech Acquisition 2 Corp., which will change its name to Dragonfly Energy Holdings Corp. upon closing (“Chardan” or “Holdings”), Bronco Merger Sub, Inc., a Nevada corporation and a wholly owned subsidiary of Chardan (“Merger Sub”), and Dragonfly Energy Corp., a Nevada corporation (“Borrower” or the “Company”), Chardan and Borrower entered into a commitment letter (the “Debt Commitment Letter”) with CCM Investments 5 LLC, an affiliate of Chardan Capital Markets (“CCM 5”, and in connection with the Term Loan, the “Chardan Lender”), and EICF Agent LLC (“EIP” and, collectively with the Chardan Lender, the “Initial Term Loan Lenders”), pursuant to which the Initial Term Loan Lenders committed to provide Borrower with a senior secured term loan facility in an aggregate principal amount of $75 million (the “Term Loan”) concurrently with the closing under the Business Combination Agreement (the “Closing Date”). The Chardan Lender has backstopped its commitment under the Debt Commitment Letter by entering into a backstop commitment letter, dated as of May 20, 2022 (the “Backstop Commitment Letter”), with a certain third-party financing source (the “Backstop Lender”), pursuant to which the Backstop Lender has committed to purchase from the Chardan Lender the aggregate amount of the Term Loan held by the Chardan Lender (the “Backstopped Loans”) immediately following the issuance of the Term Loan on the Closing Date subject only to final documentation that is consistent in all material respects with the Debt Commitment Letter and the Summary of Terms and Conditions attached thereto. The proceeds of the Term Loan will be used (i) to refinance on the Closing Date, prior indebtedness, (ii) to support the combination under the Business Combination Agreement, (iii) for working capital purposes and other corporate purposes, and (iv) to pay any fees associated with transactions contemplated under the definitive agreement for the Term Loan and the other loan documents entered into in connection therewith, including the transactions described in the foregoing clauses (i) and (ii) and fees and expenses related to the business combination.

In connection with the Debt Commitment Letter, Holdings and Borrower have negotiated the terms of a Term Loan, Guarantee and Security Agreement (the “Term Loan Agreement”) setting forth the terms of the Term Loan. Pursuant to the terms of the Term Loan Agreement, the Term Loan will be advanced in one tranche on the Closing Date. The Term Loan will amortize in the amount of 5% per annum beginning 24 months after closing and mature on the fourth anniversary of the Closing Date (“Maturity Date”). The Term Loan will accrue interest (i) until April 1, 2023 at a per annum rate equal to adjusted Secured Overnight Financing Rate (“SOFR”) plus a margin equal to 13.5%, of which 7% will be payable in cash and 6.5% will be paid in-kind, (ii) thereafter until October 1, 2024, at a per annum rate equal to adjusted SOFR plus 7% payable in cash plus an amount ranging from 4.5% to 6.5%, depending on the senior leverage ratio of the consolidated company, which will be paid-in-kind and (iii) at all times thereafter, at a per annum rate equal to adjusted SOFR plus a margin ranging from 11.5% to 13.5% payable in cash, depending on the senior leverage ratio of the consolidated company. In each of the foregoing cases, adjusted SOFR will be no less than 1%.

The Company may elect to prepay all or any portion of the amounts owed prior to the Maturity Date, provided that the Company provides notice to the Administrative Agent and the amount is accompanied by the applicable prepayment premium, if any. Prepayments of the Term Loan will be required to be accompanied by a premium of 5% of the principal amount so prepaid if made prior to the 1st anniversary of the Closing Date, 3% if made on and after the 1st anniversary but prior to the 2nd anniversary of the Closing Date, 1% if made after the 2nd anniversary of the Closing Date but prior to the 3rd anniversary of the Closing Date, and 0% if made on or after the 3rd anniversary of the Closing Date. If the Term Loan is accelerated following the occurrence of an event of default, the Borrower will be required to immediately pay to lenders the sum of all obligations for principal, accrued interest, and the applicable prepayment premium.

In addition to the foregoing, Borrower will be required to prepay the Term Loan with the net cash proceeds of certain asset sales and casualty events (subject to certain customary exceptions), with the net cash proceeds of the issuance of indebtedness that is not otherwise permitted to be incurred under the Term Loan Agreement, upon the receipt of net cash proceeds from an equity issuance in an amount equal to 25% of such net cash proceeds, and commencing with the fiscal year ending December 31, 2023, with the excess cash flow for each such fiscal year in an amount equal to either 25% or 50% of such excess cash flow, depending on the senior leverage ratio of the consolidated company, less the amount of any voluntary prepayments made during such fiscal year.

Pursuant to the Term Loan Agreement, the obligations of Borrower will be guaranteed by Holdings and Borrower’s subsidiaries that are party thereto from time to time as guarantors. Pursuant to the Term Loan Agreement, each of Holdings, Borrower and its subsidiaries party thereto from time to time will grant Alter Domus (US) LLC, as administrative agent for the lenders (the “Administrative Agent”), a security interest in substantially all of its personal property, rights and assets to secure the payment of all amounts owed to lenders under the Term Loan Agreement. In addition, Holdings will be required to enter into a Pledge Agreement (the “Pledge Agreement”) pursuant to which Holdings would pledge to the Administrative Agent its equity interests in the Borrower as further collateral security for the obligations under the Term Loan Agreement.

The Term Loan Agreement contains affirmative and restrictive covenants and representations and warranties. The Company and its subsidiaries will be bound by certain affirmative covenants setting forth actions that are required during the term of the Term Loan Agreement, including, without limitation, certain information delivery requirements, obligations to maintain certain insurance, and certain notice requirements. Additionally, Holdings, Borrower and each of its subsidiaries that are guarantors from time to time will be bound by certain restrictive covenants setting forth actions that are not permitted to be taken during the term of the Term Loan Agreement without prior written consent, including, without limitation, incurring certain additional indebtedness, consummating certain mergers, acquisitions or other business combination transactions, and incurring any non-permitted lien or other encumbrance on assets. The Term Loan Agreement will also contain other customary provisions, such as confidentiality obligations and indemnification rights for the benefit of the administrative agent and lenders. The Term Loan Agreement will contain financial covenants requiring the credit parties to (a) maintain minimum liquidity (generally, the balance of unrestricted cash and cash equivalents in the Company’s account that is subject to a control agreement in favor of the Administrative Agent) of at least $10,000,000 as of the last day of each fiscal month commencing with the fiscal month ending December 31, 2022, (b) if the daily average liquidity for any fiscal quarter ending on December 31, 2022, March 31, 2023, June 30, 2023, or September 30, 2023 is less than $17,500,000 and for each fiscal quarter thereafter (commencing with the fiscal quarter ending December 31, 2023), maintain a senior leverage ratio (generally, aggregate debt divided by consolidated EBITDA) of not more than 6.75 to 1.00 for fiscal quarters ending December 31, 2022 to March 31, 2023, 6.00 to 1.00 for fiscal quarters ending June 30, 2023 to September 30, 2023, 5.00 to 1.00 for fiscal quarters ending December 1, 2023 to March 31, 2024, 4.00 to 1.00 for fiscal quarters ending June 30, 2024 to September 30, 2024, 3.25 to 1.00 for fiscal quarters ending December 31, 2024 to March 31, 2025, and 3.00 to 1.00 for fiscal quarters ending June 30, 2025 and thereafter, (c) if liquidity is less than $15,000,000 as of the last day of any fiscal quarter (commencing with the fiscal quarter ending December 31, 2022), maintain a fixed charge coverage ratio for the trailing four fiscal quarter period of no less than 1.15:1.00 as of the last day of such fiscal quarter, and (d) if consolidated EBITDA is less than $15,000,000 for any trailing twelve month period ending on the last day of the most recently completed fiscal quarter, cause capital expenditures to not exceed $500,000 for the immediately succeeding fiscal quarter (subject to certain exceptions set forth in the Term Loan Agreement).

Warrant Agreements

In connection with the entry into the Term Loan Agreement, and as a required term and condition thereof, Holdings shall enter into (i) the Penny Warrant to issue penny warrants to the Initial Term Loan Lenders under the Term Loan exercisable to purchase an aggregate number of shares equal to 5.6% of Holding’s common stock on a fully diluted basis (the “Penny Warrants”) and (ii) the $10 Warrant to issue warrants to the Initial Term Loan Lenders under the Term Loan exercisable to purchase 1.6 million shares of Holding’s common stock at $10 per share (the “$10 Warrants” and, together with the Penny Warrants, the “Warrants”). The amount of Penny Warrants was increased from 3.6% (as previously disclosed) to 5.6% of Holding’s common stock on a fully basis as of the Closing Date. The additional shares of common stock will dilute the pro forma ownership of the other Holdings stockholders proportionately.

The Penny Warrants will have an exercise period of 10 years from the date of issuance. In addition, the calculation of ownership of common stock “on a fully diluted basis” will include (i) all outstanding common stock, (ii) shares of common stock issuable upon conversion of outstanding convertible bonds, preferred stock and other securities convertible to common stock on an as-converted to common stock basis, and (iii) all shares of common stock subject to outstanding options.

The $10 Warrants will have an exercise period of 5 years from the date of issuance and will have customary cashless exercise provisions. In addition, in the event the registration statement registering the shares of common stock related to Holdings’ planned $150 million equity line of credit has not been declared effective by the Securities and Exchange Commission on or before the date that is 121 days after the issuance date, the number of shares of common stock to be issued pursuant to the $10 Warrants shall increase by an additional 200,000 shares on such date and at the beginning of each subsequent 30 day period, until such registration statement is declared effective.

The Warrants will have specified weighted average anti-dilution protection against subsequent equity sales or distributions, subject to customary exclusions including for issuances upon conversion exercise or exchange of securities outstanding as of the Closing Date, issuances pursuant to agreements in effect as of the Closing Date (provided such issuances are taken into account in the calculation of “on a fully diluted basis” as provided above), issuances pursuant to employee benefit plans and similar arrangements, issuances in joint ventures, strategic arrangements or other non-financing type transactions, issuances in debt financings as equity kickers, issuances in public offerings and similar transactions. In addition, no anti-dilution adjustment will be made with respect to issuances of Holdings common stock pursuant to Holdings’ planned $150 million equity line of credit (or replacement thereof) sold at a per share price above $5.00. The shares issuable upon exercise of the Warrants shall have customary registration rights requiring Holdings to file and keep effective a resale registration statement registering the resale of the shares of common stock underlying the Warrants.

The foregoing description of the Penny Warrants and $10 Warrants, does not purport to be complete and is qualified in its entirety by reference to the full text of such Penny Warrant Agreement and $10 Warrant Agreement, which are filed as Exhibits 4.1 and 4.2, respectively, to this Current Report on Form 8-K and are incorporated herein by reference.

Forward-Looking Statements

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this Current Report on Form 8-K, including statements as to the transactions contemplated by the business combination and related agreements, future results of operations and financial position, revenue and other metrics, planned products and services, business strategy and plans, objectives of management for future operations of Dragonfly, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors (some of which are beyond the control of Dragonfly or CNTQ) which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by CNTQ and its management, and Dragonfly and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Dragonfly, CNTQ, the combined company or others following the announcement of the business combination and the transactions contemplated thereby; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of CNTQ, or to satisfy other conditions to closing the business combination; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet Nasdaq's listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Dragonfly as a result of the announcement and consummation of the business combination; 7) the inability to recognize the anticipated benefits of the business combination; 8) ability of Dragonfly to successfully increase market penetration into its target markets; 9) the addressable markets that Dragonfly intends to target do not grow as expected; 10) the loss of any key executives; 11) the loss of any relationships with key suppliers including suppliers in China; 12) the loss of any relationships with key customers; 13) the inability to protect Dragonfly’s patents and other intellectual property; 14) the failure to successfully optimize solid state cells or to produce commercially viable solid state cells in a timely manner or at all, or to scale to mass production; 15) costs related to the business combination; 16) changes in applicable laws or regulations; 17) the possibility that Dragonfly or the combined company may be adversely affected by other economic, business and/or competitive factors; 18) Dragonfly’s estimates of its growth and projected financial results for 2022 and 2023 and meeting or satisfying the underlying assumptions with respect thereto; 19) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of CNTQ’s securities; 20) the risk that the transaction may not be completed by CNTQ’s business combination deadline (as may be extended pursuant to CNTQ’s governing documents); 21) the impact of the novel coronavirus disease pandemic, including any mutations or variants thereof and the Russian/Ukrainian conflict, and any resulting effect on business and financial conditions; 22) inability to complete the PIPE investment, the term loan and equity line (ChEF) in connection with the business combination; 23) the potential for events or circumstances that result in Dragonfly’s failure to timely achieve the anticipated benefits of Dragonfly’s customer arrangements with Thor; and 24) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in CNTQ’s Form S-1 (File Nos. 333-252449 and 333-253016), Annual Report on Form 10-K for the year ended December 31, 2021, Quarterly Report on Form 10-Q for the three months ended June 30, 2022 and registration statement on Form S-4 (File No. 333-266273) filed with the SEC on July 22, 2022, as amended, which is subject to change and will include a document that serves as a prospectus and proxy statement of CNTQ, referred to as a proxy statement/prospectus and other documents filed by CNTQ from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither CNTQ nor Dragonfly gives any assurance that either CNTQ or Dragonfly or the combined company will achieve its expected results. Neither CNTQ nor Dragonfly undertakes any duty to update these forward-looking statements, except as otherwise required by law. For additional information, see “Risk Considerations” in the investor presentation, filed on a Current Report on Form 8-K by CNTQ with the SEC and available at www.sec.gov.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between CNTQ and Dragonfly. CNTQ has filed a registration statement on Form S-4 (File No. 333-266273) with the SEC on July 22, 2022, as amended, which is subject to change and includes a document that serves as a prospectus and proxy statement of CNTQ, referred to as a proxy statement/prospectus. The definitive proxy statement/prospectus has been sent to all CNTQ stockholders of record as of August 11, 2022. CNTQ has also filed other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of CNTQ are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they contain important information about the proposed transaction.

The documents filed by CNTQ with the SEC also may be obtained by contacting Chardan NexTech Acquisition 2 Corp. at 17 State Street, 21st Floor, New York, New York 10004, or by calling (646) 465-9001.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS CURRENT REPORT ON FORM 8-K, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS CURRENT REPORT ON FORM 8-K. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Dragonfly, CNTQ and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from CNTQ’s stockholders in connection with the proposed business combination. A list of the names of such persons and information regarding their interests in the proposed business combination are contained in the definitive proxy statement/prospectus. You may obtain free copies of these documents free of charge by directing a written request to CNTQ or Dragonfly. The definitive proxy statement will be mailed to CNTQ’s stockholders as of a record date to be established for voting on the proposed business combination when it becomes available.

No Offer or Solicitation

This Current Report on Form 8-K and the information contained therein are not intended to and do not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

4.1	Form of Penny Warrants
4.2	Form of $10 Warrants
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Chardan NexTech Acquisition 2 Corp.

Date: September 29, 2022

By:	/s/ Jonas Grossman
Name:	Jonas Grossman
Title:	Chief Executive Officer

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